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                           July 1, 2020

       Brian L. MacNeal
       Chief Financial Officer
       Armstrong World Industries, Inc.
       2500 Columbia Avenue
       Lancaster, Pennsylvania 17603

                                                        Re: Armstrong World
Industries, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Response dated June
4, 2020
                                                            File No. 001-02116

       Dear Mr. MacNeal:

              We have reviewed your June 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 11, 2020 letter.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Revision of Previously Issued Financial Statements, page 44

   1. We have considered your analysis to prior comment 1 in your response letter dated April
                                                        15, 2020. Given the
quantitative significance of the error to net earnings, among other factors, we disagree
with the company's conclusion that the error was immaterial.
                                                        Accordingly, we have
concluded the financial statements for the fiscal year ended
                                                        December 31, 2017 are
materially misstated and an Item 4.02 Form 8-K should have been filed. Please file an
Item 4.02 Form 8-K and, upon resolution of our comment below on internal controls,
amend your 2019 Form 10-K to:
 Brian L. MacNeal
Armstrong World Industries, Inc.
July 1, 2020
Page 2
                label the financial statements for the fiscal year ended December 31, 2017 as restated;
                revise your discussion in Note 2 to identify the error as material; and
                revise your disclosures to address the effect of the identified material weakness on your prior conclusions that internal control over financial reporting and disclosure controls and procedures were effective in past periodic reports.
Item 9A - Controls and Procedures, page 87

2. We note your response to prior comment 2 in your response letter dated June 4, 2020.
         Based on our telephone conversation on June 30, 2020, we understand a control deficiency exists related to the design of the controls for the Knauf transaction since they were not subject to review before the operation of the controls. Please explain whether similar design deficiencies (i.e., wherein the control design was not subject to review)
         exist in other control areas. Also, please provide your assessment of whether the control deficiency was remediated as of December 31, 2019. Lastly, since the control deficiency resulted in a material misstatement, please provide draft disclosure of the material weakness that would be included in the amended 10-K for the fiscal year ended December
         31, 2019.
      You may contact Heather Clark, Staff Accountant, at 202-551-3624 or
Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 with any questions.



FirstName LastNameBrian L. MacNeal                             Sincerely,
Comapany NameArmstrong World Industries, Inc.
                                                               Division of
Corporation Finance
July 1, 2020 Page 2                                            Office of
Manufacturing
FirstName LastName